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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                               (Amendment No. 4)*

                             MACDERMID, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   554273 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Serena Moe, Esq.
                                 CITIGROUP INC.
                           425 Park Avenue, 2nd Floor
                               New York, NY 10022
                                 (212) 559-2817
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |


                                 1 of 16 Pages

CUSIP No. 5542773 10 2                  13D                   Page 2 of 16 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     CITICORP VENTURE CAPITAL LTD.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                      None
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       2,784,952**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   2,784,952**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       2,784,952**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       8.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       CO
-------------------------------------------------------------------------------
*SEE INSTRUCTION.
**Represents 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC").

CUSIP No. 5542773 10 2                  13D                   Page 3 of 16 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     CITIBANK, N.A.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     National Banking Association
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                      None
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       2,784,952**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   2,784,952**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       2,784,952**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       8.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       BK
-------------------------------------------------------------------------------
*SEE INSTRUCTION.
**Represents 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC").

CUSIP No. 5542773 10 2                  13D                   Page 4 of 16 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     CITICORP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                      None
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       3,384,952**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,384,952**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       3,384,952**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       10.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       HC
-------------------------------------------------------------------------------
*SEE INSTRUCTION.
**Represents (i) 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), and (ii) 600,000 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

CUSIP No. 5542773 10 2                  13D                   Page 5 of 16 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     CITIGROUP HOLDINGS COMPANY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                      None
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       3,384,952**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,384,952**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       3,384,952**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       10.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       HC
-------------------------------------------------------------------------------
*SEE INSTRUCTION.
**Represents (i) 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), and (ii) 600,000 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

CUSIP No. 5542773 10 2                  13D                   Page 6 of 16 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     CITIGROUP INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                      None
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       3,429,952**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,429,952**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       3,429,952**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       10.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       HC
-------------------------------------------------------------------------------
*SEE INSTRUCTION.
**Represents (i) 2,784,952 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), (ii) 600,000 shares directly beneficially owned by a limited partnership whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership, and (iii) 45,000 shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc., for which shares CVC disclaims beneficial ownership.

      ITEM 1. SECURITIES AND ISSUER.

      This Amendment No. 4 ("Amendment") to the Schedule 13D dated December
29, 1999, as amended by Amendment No. 1 filed on March 5, 2002, by Amendment No. 2 filed on July 12, 2002, and by Amendment No. 3 filed on September 19, 2002, relates to the common stock, no par value (the "Common Stock"), of MacDermid, Incorporated, a Connecticut corporation (the "Issuer"). This Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      ITEM 4. PURPOSE OF TRANSACTION.

      (a),(b) From November 21, 2002 to January 9, 2002, a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp (the "Partnership"), disposed of 337,693 shares of Common Stock in open market transactions in the ordinary course of business pursuant to Rule 144 ("Rule 144"), as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock reported on Form 144 dated (1) July 15, 2002; (2) December 9, 2002; (3) December 16, 2002; and (4) January 3, 2003.

Except as described in this Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

      The percentage calculations in Item 5 of this Schedule 13D are based upon the 32,149,882 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on November 12, 2002.

      (a), (b) CVC. As of January 24, 2003, CVC directly beneficially owns 2,784,952 shares of Common Stock. This amount does not include 645,000 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup for which CVC disclaims beneficial ownership. The aggregate number of shares held by CVC represents approximately 8.6% of the outstanding shares of Common Stock. CVC has the shared power to vote and the shared power to dispose of the entire number of shares directly beneficially owned by CVC.

      CITIBANK, N.A. ("Citibank"). As of January 24, 2003, Citibank, exclusively through its holding company structure, indirectly beneficially owns 2,784,952 shares of Common Stock. This amount does not include 645,000 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup for which Citibank disclaims beneficial ownership. The aggregate

                                 7 of 16 Pages
number of shares held through the holding company structure by Citibank represents approximately 8.6% of the outstanding shares of Common Stock. Citibank has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC.

      CITICORP. As of January 24, 2003, Citicorp, exclusively through its holding company structure, indirectly beneficially owns 3,384,952 shares of Common Stock representing (1) 2,784,952 shares directly beneficially owned by CVC and (2) 600,000 shares directly beneficially owned by the Partnership. This amount does not include 45,000 shares of Common Stock that may be deemed to be owned by other subsidiaries of Citigroup for which Citicorp disclaims beneficial ownership. Citicorp may be deemed to beneficially own the 600,000 shares held by the Partnership because a wholly-owned subsidiary of Citicorp is the general partner of the Partnership. The aggregate number of shares held through the holding company structure by Citicorp represents approximately 10.5% of the outstanding shares of Common Stock. Citicorp has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the Partnership. CVC disclaims beneficial ownership with respect to the 600,000 shares directly beneficially owned by the Partnership.

      CITIGROUP HOLDINGS COMPANY ("Citigroup Holdings"). As of January 24, 2003, Citigroup Holdings, exclusively through its holding company structure, indirectly beneficially owns 3,384,952 shares of Common Stock representing (1) 2,784,952 shares directly beneficially owned by CVC and (2) 600,000 shares directly beneficially owned by the Partnership. This amount does not include 45,000 shares of Common Stock that may be deemed to be owned by other subsidiaries of Citigroup for which Citigroup Holdings disclaims beneficial ownership. Citigroup Holdings may be deemed to beneficially own the 600,000 shares held by the Partnership because Citicorp is a wholly-owned subsidiary of Citigroup Holdings. The aggregate number of shares held through the holding company structure by Citigroup Holdings represents approximately 10.5% of the outstanding shares of Common Stock. Citigroup Holdings has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the Partnership. CVC disclaims beneficial ownership with respect to the 600,000 shares directly beneficially owned by the Partnership.

      CITIGROUP INC. ("Citigroup"). As of January 24, 2003, Citigroup, exclusively through its holding company structure, indirectly beneficially owns 3,429,952 shares of Common Stock representing (1) 2,784,952 shares directly beneficially owned by CVC, (2) 600,000 shares directly beneficially owned by the Partnership and (3) 45,000 shares directly beneficially owned by other subsidiaries of Citigroup. Citigroup may be deemed to beneficially own the 600,000 shares held by the Partnership and the 45,000 shares held by its direct and indirect subsidiaries. The aggregate number of shares held through Citigroup's holding company structure represents approximately 10.6% of the outstanding shares of Common Stock. Citigroup has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC, the Partnership and the other subsidiaries of Citigroup. CVC disclaims beneficial ownership with respect to the 600,000 shares directly beneficially owned by the Partnership and the 45,000 shares directly beneficially owned by other subsidiaries of Citigroup.

      (c) From November 21, 2002 to January 9, 2003, the Partnership disposed of 337,693 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were reported on Forms 144 dated (1) July 15, 2002, (2) December 9, 2002, (3) December 16, 2002, and (4)
January 3, 2003. The dates, share amounts, and prices for such dispositions since November 21, 2002 are as follows:


                                 Shares        Average Price
                 Date             Sold           per Share
                 ----             ----           ---------

              11/21/2002         15,000            21.30



                                 8 of 16 Pages


              11/22/2002         32,400             21.43
              11/25/2002         36,000             21.69
              11/26/2002         12,000             21.57
              11/27/2002         58,120             22.15
              11/29/2002         13,000             22.42
              12/26/2002         13,400             23.34
              12/27/2002         16,200             22.95
              12/30/2002          9,000             22.85
              12/31/2002          7,100             22.88
              01/02/2003         28,000             23.18
              01/03/2003         39,000             22.99
              01/06/2003         37,000             23.00
              01/07/2003          7,000             22.99
              01/08/2003          7,000             23.01
              01/09/2003          7,473             23.41



      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      1. Joint Filing Agreement, dated as of January 27, 2003 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.



                                 9 of 16 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2003

                                    CITICORP VENTURE CAPITAL LTD.


                                    By: /s/ Anthony P. Mirra
                                       ----------------------------------------
                                    Name: Anthony P. Mirra
                                    Its:  Vice President & Assistant Secretary


                                    CITIBANK, N.A.


                                    By: /s/ Joseph B. Wollard
                                       ----------------------------------------
                                    Name: Joseph B. Wollard
                                    Its:  Assistant Secretary


                                    CITICORP


                                    By: /s/ Joseph B. Wollard
                                       ----------------------------------------
                                    Name: Joseph B. Wollard
                                    Its:  Assistant Secretary


                                    CITIGROUP HOLDINGS COMPANY


                                    By: /s/ Joseph B. Wollard
                                       ----------------------------------------
                                    Name: Joseph B. Wollard
                                    Its:  Assistant Secretary


                                    CITIGROUP INC.


                                    By: /s/ Joseph B. Wollard
                                       ----------------------------------------
                                    Name: Joseph B. Wollard
                                    Its:  Assistant Secretary

                                 10 of 16 Pages

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          CITICORP VENTURE CAPITAL LTD.



        NAME, POSITION, CITIZENSHIP
  (UNITED STATES, UNLESS OTHERWISE INDICATED)                   TITLE
-------------------------------------------------    ------------------------------------

William T. Comfort                                   Director and Chairman
Director

David F. Thomas                                      Director and President
Director

Michael T. Bradley                                   Vice President
Executive Officer

Lauren M. Connelly                                   Vice President and Secretary
Executive Officer

Charles E. Corpening                                 Vice President
Executive Officer

Michael A. Delaney                                   Vice President
Executive Officer

Michael S. Gollner                                   Vice President
Executive Officer

Ian D. Highet                                        Vice President
Executive Officer

David Y. Howe                                        Vice President
Executive Officer

Darryl A. Johnson                                    Assistant Vice President
Executive Officer

Byron L. Knief                                       Vice President
Executive Officer

Richard E. Mayberry                                  Vice President
Executive Officer

Thomas F. McWilliams                                 Vice President
Executive Officer

Anthony P. Mirra                                     Vice President & Assistant Secretary
Executive Officer



                                 11 of 16 Pages



        NAME, POSITION, CITIZENSHIP
  (UNITED STATES, UNLESS OTHERWISE INDICATED)                   TITLE
-------------------------------------------------    ------------------------------------

Paul C. Schorr                                       Vice President
Executive Officer

Joseph M. Silvestri                                  Vice President
Executive Officer

James A. Urry                                        Vice President
Executive Officer

John D. Weber                                        Vice President
Executive Officer




                                 12 of 16 Pages

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.




        NAME, POSITION, CITIZENSHIP
  (UNITED STATES, UNLESS OTHERWISE INDICATED)                   TITLE
-------------------------------------------------    ------------------------------------
C. Michael Armstrong                                  Chairman
Director                                              Comcast Corporation

Alain J. P. Belda                                     Chairman & Chief Executive Officer
Director                                              Alcoa Inc.
Brazil

George David                                          Chairman & Chief Executive Officer
Director                                              United Technologies Corporation

Kenneth T. Derr                                       Chairman, Retired
Director                                              Chevron Texaco Corporation

John M. Deutch                                        Institute Professor
Director                                              Massachusetts Institute of Technology

The Honorable Gerald R. Ford                          Former President of the United States
Honorary Director

Alfredo Harp-Helu                                     Chairman
Director                                              Grupo Financiero Banamex
Mexico

Ann Dibble Jordan                                     Consultant
Director

Reuben Mark                                           Chairman and Chief Executive Officer
Director                                              Colgate-Palmolive Company

Dudley C. Mecum                                       Managing Director
Director                                              Capricorn Holdings, G. P.

Richard D. Parsons                                    Chief Executive Officer
Director                                              AOL - Time Warner Inc.

Andrall E. Pearson                                    Founding Chairman
Director                                              Yum! Brands, Inc.

Roberto Hernandez Ramirez                             Chairman
Director                                              Banco de Nacional de Mexico
Mexico


                                 13 of 16 Pages



        NAME, POSITION, CITIZENSHIP
  (UNITED STATES, UNLESS OTHERWISE INDICATED)                   TITLE
-------------------------------------------------    ------------------------------------

Robert E. Rubin                                       Chairman of the Executive Committee and
Director and                                          Member of the Office of the Chairman
Executive Officer                                     Citigroup Inc.

Franklin A. Thomas                                    Consultant
Director                                              TFF Study Group

Sanford I. Weill                                      Chairman and Chief Executive Officer
Director and                                          Citigroup Inc.
Executive Officer

Arthur Zankel                                         Managing Partner
Director                                              Zankel Capital Advisors, LLC

Winfred F. W. Bischoff                                Chairman
Executive Officer                                     Citigroup Europe
United Kingdom and Germany

Michael A. Carpenter                                  Chairman & Chief Executive Officer
Executive Officer                                     Corporate Global Investments
                                                      Citigroup Inc.

Robert Druskin                                        Chief Operations and Technology Officer,
Executive Officer                                     President & COO-Global Corporate &
                                                      Investment Bank Citigroup Inc.

Stanley Fischer                                       Vice Chairman
Executive Officer                                     Citigroup Inc.

Joan Guggenheimer                                     Co-General Counsel
Executive Officer                                     Citigroup Inc.

William P. Hannon                                     Controller & Chief Accounting
Executive Officer                                     Officer Citigroup Inc.

Thomas Wade Jones                                     Chairman & Chief Executive Officer
Executive Officer                                     Global Investment Management and
                                                      Private Banking Group

Sallie Krawcheck                                      Chairman & CEO
Executive Officer                                     Smith Barney

Marjorie Magner                                       COO & Chief Administrative Officer
Executive Officer                                     Global Consumer Group

Michael T. Masin                                      Vice Chairman and Chief
Executive Officer                                     Operating Officer


                                 14 of 16 Pages



        NAME, POSITION, CITIZENSHIP
  (UNITED STATES, UNLESS OTHERWISE INDICATED)                   TITLE
-------------------------------------------------    ------------------------------------

Deryck C. Maughan                                     Vice Chairman
Executive Officer                                     Citigroup Inc.
United Kingdom

Victor J. Menezes                                     Senior Vice Chairman
Executive Officer                                     Citigroup Inc.

Stephanie B. Mudick                                   Co-General Counsel
Executive Officer                                     Citigroup Inc.

Charles O. Prince, III                                Chairman and CEO
Executive Officer                                     Global Corporate and Investment Bank

William R. Rhodes                                     Senior Vice President
Executive Officer                                     Citigroup Inc.

Todd S. Thomson                                       Executive Vice President, Finance &
Executive Officer                                     Investment and Chief Financial Officer
                                                      Citigroup Inc.

Robert B. Willumstad                                  President
Executive Officer                                     Citigroup Inc.


                                 15 of 16 Pages

EXHIBIT INDEX

1. Joint Filing Agreement, dated as of January 27, 2003 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.



                                 16 of 16 Pages